UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CHC GROUP LTD.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G07021101

(CUSIP Number)

Anne E. Gold

First Reserve

One Lafayette Place

Greenwich, CT 06830

(203) 625-2536

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07021101

1.	Name of Reporting Persons: 6922767 Holding (Cayman) Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: Horizon Alpha Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR XI Horizon Co-Investment I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR XI Horizon Co-Investment II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR XI Offshore GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: First Reserve Fund XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR XII-A Parallel Vehicle, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR Horizon AIV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: First Reserve GP XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: First Reserve GP XII Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR Horizon GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR Horizon GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: William E. Macaulay
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,900,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,900,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,354
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 56.4%*
14.	Type of Reporting Person (See Instructions) IN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014.

This Amendment No. 1 amends the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on November 4, 2014 by (i) 6922767 Holding (Cayman) Inc. (“CaymanCo”), (ii) Horizon Alpha Limited (“Horizon Alpha”), (iii) FR XI Horizon Co-Investment I, L.P., (“Horizon I”), (iv) FR XI Horizon Co-Investment II, L.P. (“Horizon II”), (v) First Reserve Fund XII, L.P. (“First Reserve XII”), (vi) FR XII-A Parallel Vehicle, L.P. (“FR XII-A”), (vii) FR Horizon AIV, L.P. (“Horizon AIV” and, together with Horizon I, Horizon II, First Reserve XII and FR XII-A, the “First Reserve Partnerships”), (viii) FR XI Offshore GP Limited (“XI Offshore Limited”), (ix) First Reserve GP XII, L.P. (“XII GP”), (x) First Reserve GP XII Limited (“XII Limited”), (xi) FR Horizon GP, L.P. (“Horizon GP”), (xii) FR Horizon GP Limited (“Horizon Limited”) and (xiii) William E. Macaulay (together with CaymanCo, Horizon Alpha, the First Reserve Partnerships, XI Offshore Limited, XII GP, XII Limited, Horizon GP and Horizon Limited, collectively, the “Reporting Persons”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The second closing under the Investment Agreement took place on November 12, 2014, and the Company issued to the Investor 384,000 Preferred Shares. The third closing under the Investment Agreement took place on December 15, 2014, and the Company issued to the Investor 100,000 Preferred Shares.

On November 21, 2014, CaymanCo distributed 619,130 Ordinary Shares to a CaymanCo shareholder in respect of such shareholder’s interest in CaymanCo.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated as follows:

(a), (b), The Reporting Persons, collectively, may be deemed to beneficially own 45,900,354 Ordinary Shares directly held by CaymanCo. Based on 81,344,469 Ordinary Shares outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed December 12, 2014, the Reporting Persons may be deemed to beneficially own 56.4% of the total outstanding Ordinary Shares of the Company. Such amount excludes approximately 81,019,740 Ordinary Shares issuable upon conversion of the 600,000 Preferred Shares issued to the Investor at the first, second and third closings, taking into account preferred dividends that have accrued and that are anticipated to be accrued on the foregoing Preferred Shares within 60 days of the date hereof, but subject to the 49.9% cap described in Item 4.

CaymanCo and the Investor comprise a “group” within the meaning of Section 13(d)(3) the Act. For purposes of qualifying the Issuer as a “controlled company” pursuant to the rules of the New York Stock Exchange, such group may be deemed to beneficially own, in the aggregate, including Ordinary Shares issuable to the Investor in respect of the Preferred Shares issued at the first, second and third closings, on an as converted basis, 126,920,094 Ordinary Shares, or 78.2% of the Ordinary Shares of the Company. As a result of the 49.9% cap described above, 614,485 non-voting Ordinary Shares, par value $0.0001 per share, of the Company (“non-voting Ordinary Shares”) will be issuable in respect of these Preferred Shares, and those non-voting Ordinary Shares are excluded from the number of Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than CaymanCo) or the persons set forth on Schedule I is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The responses set forth in Items 4 and 6 are incorporated by reference in their entirety

(c) On November 21, 2014, CaymanCo distributed 619,130 Ordinary Shares to a CaymanCo shareholder in respect of such shareholder’s interest in CaymanCo.

Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in Ordinary Shares during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6922767 Holding (Cayman) Inc.

Horizon Alpha Limited

FR XI Horizon Co-Investment I, L.P.

FR XI Horizon Co-Investment II, L.P.

FR XII-A Parallel Vehicle, L.P.

First Reserve Fund XII, L.P.

FR Horizon AIV, L.P.

First Reserve GP XII, L.P.

First Reserve GP XII Limited

FR Horizon GP, L.P.

FR Horizon GP Limited

FR XI Offshore GP Limited

William E. Macaulay

Dated: December 16, 2014

6922767 HOLDING (CAYMAN) INC.

By:	/s/ Dod E. Wales
Name:	Dod E. Wales
Title:	Director

HORIZON ALPHA LIMITED

By:	/s/ Dod E. Wales
Name:	Dod E. Wales
Title:	Director

FR XI HORIZON CO-INVESTMENT I, L.P.

By:	FR XI Offshore GP Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

[Signature Page]

FR XI HORIZON CO-INVESTMENT II, L.P.

By:	FR XI Offshore GP Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FIRST RESERVE FUND XII, L.P.

By:	First Reserve GP XII, L.P., its general partner
By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FR XII-A PARALLEL VEHICLE, L.P.

By:	First Reserve GP XII, L.P., its general partner
By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FR HORIZON AIV, L.P.

By:	FR Horizon GP, L.P., its general partner
By:	First Horizon GP Limited

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

[Signature Page]

FIRST RESERVE GP XII, L.P.

By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FR HORIZON GP, L.P.

By:	FR Horizon GP Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FR XI OFFSHORE GP LIMITED

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FIRST RESERVE GP XII LIMITED

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FR HORIZON GP LIMITED

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

WILLIAM E. MACAULAY

/s/ Anne E. Gold
Anne E. Gold, attorney-in-fact

[Signature Page]